TPC Group Inc.

5151 San Felipe, Suite 800

Houston, Texas 77056

October 31, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Division of Corporation Finance

	Re:	TPC Group Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 19, 2012
File No. 001-34727

Ladies and Gentlemen:

TPC Group Inc. (the “Company”) is hereby responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2012 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (Amendment No. 1) filed on October 19, 2012 (the “Preliminary Proxy Statement”).

As discussed with the Staff via telephone on October 31, 2012, we propose to address the Staff’s comments in our definitive proxy statement to Company stockholders in the manner described in this response letter. We respectfully request that the Staff review our responses at its earliest convenience.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text.

General

1.

We note the added disclosure you provided in response to comment one of our letter dated October 17, 2012. Specifically, we note your disclosure, on pages 14-15, 39, and 44, that in certain events, due to a material development with respect to the Innospec proposal, you will communicate the necessary information to stockholders by potentially issuing a press release, filing additional soliciting materials with the SEC, and/or distributing amended or supplemental proxy materials. Please revise your disclosure to clarify whether you intend, in the event you receive a binding proposal

Securities and Exchange Commission

October 31, 2012

from Innospec, to delay the special meeting so as to provide your stockholders with adequate time to absorb and consider such necessary information in order to vote or change an earlier vote on the existing Merger Agreement. Please also clarify the circumstances, if any, under which you would delay the special meeting and the duration of any potential delay. Please also disclose whether you intend to distribute a new proxy card with any additional, amended, or supplemental proxy materials distributed as a result of such proposal or if shareholders will otherwise be entitled to change their vote according to the procedure for changing votes, as outlined on page 23.

Response: We acknowledge the Staff’s comment. As described above, we intend to revise the disclosure in our definitive proxy statement as set forth herein.

In response to the Staff’s comment, we intend to insert the following paragraph after the fifth full paragraph on page 39 of the Preliminary Proxy Statement. We intend to include similar disclosure prior to the first full paragraph on page 15 of the Preliminary Proxy Statement and prior to the second full paragraph on page 44 of the Preliminary Proxy Statement.

In the event that we receive new material information, which may include a definitive proposal from Innospec, after this proxy statement is first mailed to TPC Group stockholders but prior to the special meeting, the Board of Directors will take such steps as are necessary to allow stockholders sufficient time to make an informed decision regarding whether to adopt the merger agreement in light of such new information. These steps may include, if appropriate, adjourning or postponing the special meeting. In considering whether to adjourn or postpone the special meeting and the duration of any such adjournment or postponement, the Board will consider all of the facts and circumstances surrounding the definitive proposal, including the timing, magnitude and complexity of the new information. The Board will also consider whether an additional proxy card should be distributed to TPC Group stockholders in connection with any additional, amended or supplemental proxy materials for the special meeting that are distributed. Please read “The Special Meeting—Revocability of Proxies” for a description of the methods by which you can change your vote or revoke your proxy before the special meeting.

Additionally, as discussed with the Staff, we intend to update the “Background of the Merger” disclosure by inserting the following paragraph after the third full paragraph on page 39 of the Preliminary Proxy Statement:

On October 21, 2012, Innospec sent a letter to the Board of Directors reaffirming its interest in pursuing a transaction on the terms described in its October 5 letter, including the proposed price range of $44-46 per share. The letter also stated that, while a definitive acquisition proposal would have to await completion of due diligence, Innospec expected to be

Securities and Exchange Commission

October 31, 2012

able to make such a definitive proposal within approximately six weeks of the date of its October 21 letter. On October 24, 2012, Mr. Ducey, on behalf of the Board of Directors and the Committee, sent a letter to Innospec acknowledging receipt of the Innospec letter and confirming the Board and the Committee’s resolve to provide to Innospec, on an expedited basis, the due diligence information and access that it had requested in connection with its proposal.

2.	On page 15, you state that “the SEC staff confirmed that it had no further comments on [—], 2012.” Please either remove or revise this language to reflect that “the SEC staff completed its review on [—], 2012.”

Response: We confirm that we will revise our disclosure in our definitive proxy statement to reflect that “the SEC staff completed its review on [—], 2012.”

*     *     *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 475-5201 or to our counsel at Baker Botts L.L.P., M. Breen Haire, at (713) 229-1648.

Very truly yours,

TPC GROUP INC.

By:	/s/ Rishi Varma
Rishi Varma
Vice President, General Counsel and Secretary

Securities and Exchange Commission

October 31, 2012

cc:	Jessica Dickerson, Securities and Exchange Commission
M. Breen Haire, Baker Botts L.L.P.
Neil A. Wizel, First Reserve Corporation
Jack Norris, SK Capital Partners
William E. Curbow, Simpson Thacher & Bartlett LLP